BOWATER INCORPORATED AND SUBSIDIARIES
Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Nine Months Ended September 30,
	2005	2004
Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting change	$(19.9)	$(99.8)

Add: Fixed charges from below	154.9	149.7
Less: Capitalized interest	0.6	—

	$134.4	$49.9

Fixed Charges:

Interest expense, net of interest capitalized	149.5	146.5
Capitalized interest	0.6	—
Estimate of interest within rental expense	1.4	1.4
Amortized premium and discounts related to indebtedness	3.4	1.8

	$154.9	$149.7

Deficiency of Earnings to Fixed Charges	$20.5	$99.8